UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 9, 2015

Humana Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

1-5975	61-0647538
(Commission File Number)	(IRS Employer Identification No.)

500 West Main Street, Louisville, KY	40202
(Address of Principal Executive Offices)	(Zip Code)

502-580-1000

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

Settlement of Certain Litigation Relating to the Mergers

As described in greater detail in the Litigation Relating to the Mergers section of the definitive proxy statement of Humana, Inc. (“Humana” or the “Company”) filed with the Securities and Exchange Commission on August 28, 2015 and first mailed to Humana stockholders on or about September 1, 2015 (the “Proxy Statement”), putative class action lawsuits captioned In re Humana Inc. Shareholder Litigation, Civ. Act. No. 15CI03374 (Ky. Cir. Ct.), and Scott v. Humana Inc. et al., C.A. No. 11323-VCL (Del. Ch. Ct.) (collectively, the “Humana Merger Litigation”), are pending in the Circuit Court of Jefferson County, Kentucky, and the Court of Chancery of the State of Delaware, respectively. The Humana Merger Litigation relates to the Agreement and Plan of Merger, dated as of July 2, 2015 (the “Merger Agreement”), among Aetna Inc., Echo Merger Sub, Inc., Echo Merger Sub, LLC, and Humana.

On October 9, 2015, solely to avoid the costs, risks, and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, Humana and the other named defendants in the Humana Merger Litigation signed a memorandum of understanding (the “MOU”) to settle the Humana Merger Litigation. Subject to court approval and further definitive documentation in a stipulation of settlement that will be subject to customary conditions, the MOU resolves the claims brought in the Humana Merger Litigation and provides that Humana will make certain additional disclosures related to the proposed mergers, which are set forth below. The MOU further provides for, among other things, dismissal of the Humana Merger Litigation with prejudice and a release and settlement by the purported class of Humana stockholders of all claims against the defendants and their affiliates and agents in connection with the Merger Agreement and transactions and disclosures related thereto. The asserted claims will not be released until such stipulation of settlement receives court approval. The foregoing terms and conditions will be defined by the stipulation of settlement, and class members will receive a separate notice describing the settlement terms and their rights in connection with the approval of the settlement. In connection with the settlement, the parties contemplate that plaintiffs’ counsel will file a petition for an award of attorneys’ fees and expenses. Humana will pay or cause to be paid any court awarded attorneys’ fees and expenses. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that a court will approve such settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the MOU may be terminated.

Supplemental Disclosures

The additional disclosures in this Current Report on Form 8-K supplement the disclosures contained in the Proxy Statement and should be read in conjunction with the disclosures contained in the Proxy Statement, which in turn should be read in its entirety. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Proxy Statement, the information in this Current Report on Form 8-K shall supersede or supplement the information in the Proxy Statement. Nothing in this Current Report on Form 8-K, the MOU, or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein. Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement.

The disclosure under the heading “Background of the Mergers” is hereby supplemented by adding the following disclosure to the end of the second full paragraph on page 92 of the Proxy Statement:

Humana’s board of directors determined not to pursue Aetna’s overture at that time so that it could further inform itself regarding potential industry consolidation, including through presentations from Humana’s financial and legal advisors, and to further consider Humana’s viability as a stand-alone public company before engaging with Aetna or other parties regarding a business combination transaction. Mr. Broussard’s conversations with Mr. Bertolini did not include a specified period by which Aetna expected Humana to respond. However, Mr. Broussard informed Mr. Bertolini that Humana’s board of directors needed additional time to consider Aetna’s overture prior to responding.

The disclosure under the heading “Background of the Mergers” is hereby supplemented by adding the following disclosure after the second sentence of the third full paragraph on page 95 of the Proxy Statement:

Humana’s management and board of directors decided to delay such deadline so that it could further analyze the impact of the May 2015 claims data on Humana’s projected financial performance, including its medical cost ratio, and determine whether any additional financial information would be required to be delivered to Aetna, Party X and Party Y based on its analysis.

The disclosure under the heading “Background of the Mergers” is hereby supplemented by adding the following disclosure after the ninth sentence of the first full paragraph on page 97 of the Proxy Statement:

Humana’s board of directors determined to form the transaction committee at the meeting due to the fact that negotiations for any potential transaction would likely proceed on an accelerated pace and a transaction committee would enable the board greater participation in the transaction process. The members of the transaction committee were selected by the board based on their expertise in sophisticated business transactions.

The disclosure under the heading “Background of the Mergers” is hereby supplemented by adding the following disclosure to the end of the third full paragraph on page 97 of the Proxy Statement:

Humana’s reverse due diligence on Aetna included the meetings between Humana and Aetna personnel occurring during the week of June 22, 2015 (discussed below), financial due diligence performed by Humana’s financial advisor and legal due diligence performed by Humana’s legal advisors.

The disclosure under the heading “Background of the Mergers” is hereby supplemented by adding the following disclosure after the second sentence of the third full paragraph on page 98 of the Proxy Statement:

These meetings covered a variety of topics, including accounting procedures, human resources and benefits matters, Medicare Advantage, STARS and risk coding matters, tax matters, commercial finance matters and similar topics.

The disclosure under the heading “Background of the Mergers” is hereby supplemented by amending and restating the first sentence of the second full paragraph on page 99 of the Proxy Statement to read as follows:

On June 24, 2015, Messrs. Hilzinger and Bertolini had a telephone conversation during which Mr. Bertolini advised Mr. Hilzinger that it is Aetna’s intention for the corporate headquarters of the combined company’s Medicare and Medicaid businesses to be located in Louisville, Kentucky. Messrs. Hilzinger and Bertolini also discussed the appointment, upon completion of the transaction, of four existing Humana directors, jointly determined by Humana and Aetna, to the Aetna board of directors. Mr. Bertolini noted that the addition of four Humana directors to the Aetna board would make the percentage of these directors compared to the entire board approximately proportional to the pro forma ownership of the combined company by the former Humana stockholders. Messrs. Bertolini and Hilzinger agreed that the Humana directors who would join the Aetna board would not be selected until a future time prior to the completion of the transaction.

The disclosure under the heading “Opinion of Humana’s Financial Advisor –Illustrative Discounted Cash Flow Analysis” is hereby supplemented by adding the following disclosure to the end of the first full paragraph on page 117 of the Proxy Statement:

For the purposes of performing the illustrative discounted cash flow analysis of Humana, Goldman Sachs utilized Humana’s net debt as of March 31, 2015 of $2.6 billion based upon information contained in Humana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

The results of the illustrative discounted cash flow analysis of Humana performed by Goldman Sachs implied a range of implied terminal EBITDA multiples of 6.9x to 9.3x.

The disclosure under the heading “Unaudited Prospective Financial Information – Humana Projections” is hereby supplemented by amending and restating the table on page 138 of the Proxy Statement to read as follows:

	Year Ending December 31,
	2015P	2016P	2017P	2018P	2019P	2020P	Terminal Year*
	(dollars in millions, except for per share amounts)
Humana Total Revenue	$54,132	$56,643	$63,210	$68,842	$74,784	$81,448	$81,448
Humana EBIT(4)	2,703	3,210	3,566	4,050	4,588	5,115	5,115
Humana Assumed Tax Rate	49.4%	48.1%	49.6%	49.3%	48.6%	48.2%	48.2%
Humana Depreciation and Amortization(5)	359	346	322	328	328	328	298
Humana Unlevered Free Cash Flow(3)	836	1,265	1,107	1,332	1,518	1,656	2,445
Humana Net Income	1,272	1,567	1,702	1,959	2,261	2,553	—
Humana 2015 Adjusted Earnings Per Share/Humana GAAP Earnings Per Share(1)	8.43	10.62	11.63	13.48	15.65	17.74	—
Humana EBITDA(2)	3,062	3,556	3,888	4,378	4,916	5,443	5,413

*	Goldman Sachs calculated the terminal year free cash flow projections by adjusting Humana’s unlevered free cash flow projections for 2020 as instructed by the management of Humana.

The disclosure under the heading “Unaudited Prospective Financial Information – Humana Projections” is hereby supplemented by adding the following disclosure after footnote (3) on page 139 of the Proxy Statement:

(4) Humana EBIT means earnings before interest (other than investment income) and taxes, excluding, with respect to the year ending December 31, 2015, the gain on the sale of Concentra Inc.

(5) Humana depreciation and amortization is calculated consistent with Humana’s consolidated income statement presentation.

The disclosure under the heading “Unaudited Prospective Financial Information – Humana Projections” is hereby supplemented by adding the words “Humana EBIT,” after the words “Humana 2015 adjusted earnings per share,” in the first sentence of the first full paragraph after the footnotes on page 139 of the Proxy Statement.

The disclosure under the heading “Unaudited Prospective Financial Information – Aetna Projections” is hereby supplemented by amending and restating the table on page 140 of the Proxy Statement to read as follows:

	Year Ending December 31,
	2015P	2016P	2017P	2018P	2019P	2020P
	(dollars in millions, except for per share amounts)
Aetna Operating Revenue(1)	$61,422	$64,483	$71,942	$80,887	$91,534	$102,715
Aetna Operating Earnings Per Share(2)	7.45	8.27	9.22	10.36	12.06	14.05
Aetna Operating Earnings(3)	2,613	2,835	3,057	3,338	3,778	4,276

The disclosure under the heading “Unaudited Prospective Financial Information – Aetna Projections” is hereby supplemented by adding the following disclosure after footnote (2) on page 141 of the Proxy Statement:

(3) Aetna operating earnings means net income attributable to Aetna, excluding amortization of other acquired intangible assets, net realized capital gains or losses and other items, if any, that neither relate to the ordinary course of Aetna’s business nor reflect Aetna’s underlying business performance.

The disclosure under the heading “Unaudited Prospective Financial Information – Aetna Projections” is hereby supplemented by adding the words “, Aetna operating earnings” after the words “Aetna operating revenue” in the first sentence of the first full paragraph after the footnotes on page 141 of the Proxy Statement, and deleting and replacing the words “footnotes (1) and (2)” with the words “footnotes (1), (2) and (3)” in the ninth sentence of such paragraph.

The disclosure under the heading “Unaudited Prospective Financial Information – Adjusted Aetna Projections” is hereby supplemented by amending and restating the table on page 142 of the Proxy Statement to read as follows:

	Year Ending December 31,
	2015P	2016P	2017P	2018P	2019P	2020P
	(dollars in millions, except for per share amounts)
Aetna Operating Revenue(1)	$61,419	$65,294	$70,846	$77,263	$84,529	$92,712
Aetna Adjusted EBIT(3)	4,789	4,933	5,282	5,584	6,095	6,666
Aetna Unlevered Free Cash Flow(2)	2,241	2,132	2,150	2,300	2,515	2,741
Aetna Operating Earnings Per Share(1)	7.35	7.65	8.29	9.00	10.03	11.16
Aetna Adjusted EBITDA(1)	5,181	5,350	5,734	6,077	6,634	7,258

The disclosure under the heading “Unaudited Prospective Financial Information – Adjusted Aetna Projections” is hereby supplemented by adding the following disclosure after footnote (2) on page 143 of the Proxy Statement:

(3) Aetna adjusted EBIT means net income attributable to Aetna before interest expense and income taxes, excluding net realized capital gains or losses and other items, if any, that neither relate to the ordinary course of Aetna’s business nor reflect Aetna’s underlying business performance.

The disclosure under the heading “Unaudited Prospective Financial Information – Adjusted Aetna Projections” is hereby supplemented by adding the words “Aetna adjusted EBIT,” after the words “Aetna operating earnings per share,” in the first sentence of the first full paragraph after the footnotes on page 143 of the Proxy Statement.

Important Information for Investors and Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), on August 28, 2015, Aetna filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement/prospectus of Aetna and Humana. The registration statement was declared effective on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to Humana’s stockholders and Aetna’s shareholders on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402. Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

These materials contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in these materials regarding Aetna and Humana that are forward-looking, including the projected date the proposed transaction will be completed, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. Important risk factors could cause actual future events to differ materially from those currently expected by Humana’s management, including, but not limited to: the risk that a condition to closing of the proposed acquisition may not be satisfied, the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated and the outcome of various litigation matters related to the proposed acquisition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUMANA INC.

BY:	/s/ Cynthia H. Zipperle
Cynthia H. Zipperle
Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

Dated: October 9, 2015